Exhibit (a)(16)
                               M E M O R A N D U M


To: Participants in the 1996 Stock Option Plan and 1996 Performance Stock Option Plan (the "Option Plans")

From:    Robert A. Pulciani

Date:    March 29, 1999

Re:      PPR Transaction--Treatment of Stock Options
________________________________________________________________________________


                                   BACKGROUND

         TENDER OFFER. Pinault-Printemps-Redoute, S.A. ("PPR") currently beneficially owns approximately 49.9% of Brylane's stock. A subsidiary of PPR has made an offer to purchase all of the outstanding stock of Brylane that PPR does not beneficially own now at the price of $24.50 per share (the "Tender Offer"). The purpose of this memo is to give you some background information on the Tender Offer and how it will affect the treatment of stock options you were granted.

         MERGER. PPR will acquire 100% of the stock of Brylane if Brylane is merged into PPR (the "Merger") as is expected following the closing of the Tender Offer. As a result of the Merger, all of the remaining stockholders of Brylane who did not tender their shares in the Tender Offer will receive cash in an amount equal to the price paid in the Tender Offer (the "Offer Price") at the time of the Merger. The following situations are the possible outcomes that could happen as a result of the Tender Offer:

o If PPR does not acquire at least 90% of the shares of Brylane stock (including the shares it already beneficially owns), it can (1) elect not to purchase any stock pursuant to the Tender Offer or (2) extend the Tender Offer for certain periods past April 12 until 90% is obtained (after which point the Merger would close as soon as possible).

o If PPR acquires 90% of the shares of Brylane stock (including the shares it already beneficially owns), it will purchase such shares, and the Merger will close as soon as possible.

o If PPR acquires at least 75% (including the shares it already beneficially owns), PPR may, but is not obligated to, close the Tender Offer. PPR could also extend the Tender Offer for certain periods past April 12 until 90% is obtained (after which point the

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         Merger would close as soon as possible). If PPR elects to close the
         Tender Offer upon the acquisition of at least 75% but less than 90%, it will also cause the Merger to be consummated, but only after holding a meeting of Brylane's stockholders. The Merger would still occur, but not for several weeks (a minimum of 45 days after April 12).

                              TREATMENT OF OPTIONS

         As a holder of options to purchase shares of common stock of Brylane ("Options") granted pursuant to the 1996 Stock Option Plan or the 1996 Performance Stock Option Plan (collectively, the "1996 Plans"), you of course have an interest in the Tender Offer and the Merger. You were granted Options to purchase a certain number of shares of Brylane common stock set forth in the Stock Option Agreement between yourself and Brylane at the exercise price indicated therein. Pursuant to the terms of the 1996 Plans, the 1996 Plans and all Options granted thereunder would normally terminate upon the close of the Merger. However, PPR and Brylane have agreed, at and contingent upon the consummation of the Merger, to cash out all option holders who have outstanding Options at the effective time of the Merger. Your Options are eligible to be cashed out if they have an exercise price per share lower than the price paid in the Tender Offer (the "Offer Price"), whether or not your Options have vested, so long as you are an employee or director of the Company or any of its subsidiaries at the effective time of the Merger.

         If your Options have a per share exercise price greater than the Offer Price, you will not receive a cash payment for those Options, and the Options will terminate as described above. However, if any of your Options have a per share exercise price less than the Offer Price, you will receive in cash an amount equal to the excess of the Offer Price over the Option exercise price per share (less any applicable withholding taxes), multiplied by the number of shares represented by such options (the "Option Consideration"). Cash payment of the Option Consideration will be made to you as soon as practicable after (and contingent upon) consummation of the Merger, without interest, and your Options will be canceled. ALL OF YOUR OPTIONS WITH A PER SHARE EXERCISE PRICE LESS THAN THE OFFER PRICE, WHETHER VESTED OR UNVESTED, WILL BE CASHED OUT AS DETAILED IN THIS MEMO WITHOUT ANY FURTHER ACTION REQUIRED ON YOUR PART, SUBJECT TO THE CONDITIONS DESCRIBED HEREIN.

         Of course, you remain free to exercise, through April 2, 1999, all or any portion of your vested Options (including those that would vest on or before the close of the Merger), and then to hold such shares received upon exercise, tender them in the offer or, subject to securities law restrictions as well as Brylane's insider trading and "blackout" policies, sell them in the open market. Please note, however, that you will not be charged any stock brokerage commissions if your options are cashed out as described in this memo or if you decide to exercise your Options and then participate in the Tender Offer.


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         Please complete the attached form acknowledging receipt of the above information and fax it to Chuck Burtch at (317) 266-3954 on or before April 8, 1999.

         Should you have any questions about the information included in this memo, please call Chuck Burtch at (317) 266-3225.

                                            Very truly yours,



                                            ----------------------------------
                                            Robert A. Pulciani
                                            Executive Vice President,
                                            Chief Financial Officer,
                                            Secretary and Treasurer




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I, ___________________________ hereby acknowledge receipt of the information set forth in the memo dated March 29, 1999, regarding the cash out of my Options under the 1996 Stock Option Plan and/or the 1996 Performance Stock Option Plan at the effective time (and contingent upon consummation) of the Merger.


Signature:               ______________________________

Name (please print):     ______________________________

Daytime Telephone Number:______________________________

Date:                    ______________________________